As filed with the Securities and Exchange Commission on September 14, 2026

Registration Statement No. 333-298783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LASER PHOTONICS CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	3690	84-3628771
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

250 Technology Park

Lake Mary, Florida 32746

(407) 804-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Wayne Tupuola, CEO

250 Technology Park

Lake Mary, Florida 32746

(407) 804-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ernest M. Stern, Esq.	John J. Hart, Esq.
CM Law LLP	Joseph Masiello, Esq.
1701 Pennsylvania Avenue, N.W.	Ellenoff Grossman & Schole LLP
Suite 200	1345 Avenue of the Americas, 11th Floor
Washington, D.C. 20006	New York, NY 10105
(202) 580-6500	(212) 370-1300

Approximate Date of Proposed Sale to the Public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated Filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☒

This Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) relates to Laser Photonics Corporation’s (the “Registrant”) Registration Statement on Form S-1 (File No. 333-298783), declared effective on September 10, 2026, by the Securities and Exchange Commission (the “Registration Statement”). The Registrant is filing this Amendment for the sole purpose of replacing Exhibit 5.1 to the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than Item 16(a) of Part II as set forth below.

EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of CM Law LLP.

23.2	Consent of CM Law LLP (included in Exhibit 5.1).

24.1	Powers of Attorney (included on the signature page of Amendment No. 1 to the Registration Statement (File No. 333-298783), filed with the Securities and Exchange Commission on September 10 , 2026 and incorporated by reference).

EXHIBIT INDEX

Exhibit Number	Exhibit Description

5.1*	Opinion of CM Law LLP
23.3*	Consent of CM Law LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (set forth on Signature Page)
107†	Filing Fee Table

* Provided herewith.

† Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Lake Mary, Florida, on September 14, 2026.

LASER PHOTONICS CORPORATION

By:	/s/ Ann Tewari
Ann Tewari
Interim President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ann Tewari as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ann Tewari	Interim President (Principal Executive	September 14, 2026
Ann Tewari	Officer)

/s/ TimothyA Peterman	Acting Chief Financial Officer	September 14, 2026
Timothy A. Peterman	(Principal Financial and Accounting Officer)

/s/ Tim Miller	Director	September 14, 2026
Tim Miller

/s/ Troy Parkos	Director	September 14, 2026
Troy Parkos

/s/ Qing Lu	Director	September 14, 2026
Qing Lu